Mail Stop 4-7

December 2, 2004

Heather Remillard
President
Sound Revolution Inc.
Suite 507 - 3955 Graveley Street
Burnaby, British Columbia
Canada, V6C 3T4

RE: 	Sound Revolution Inc.
Amendment No. 1 to Form SB-2
Filed November 16, 2004
File No. 333-118398

Dear Ms. Remillard:

      We have reviewed your amended registration statement and your response letter filed November 22, 2004, and have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


Form SB-2

General

1. We are still considering your response to prior comment 1. We may have further comment.

2. Please revise the cover of the registration statement to disclose your telephone number, rather than the telephone number of the counsel who provided the legality opinion.

3. Please include an updated copy of your auditors` consent in your amended filing.

Prospectus Summary, page 1

4. We note your revision in response to prior comment 11. We also note that you revised your Management`s Discussion and Analysis on page 26 to indicate that you do not expect to generate revenues until early 2006. However, the first paragraph in the Prospectus Summary still suggests that you expect to generate revenues in the middle of
2005. Please revise as appropriate to clarify these contradictory statements.

5. We note your revision in response to prior comment 20 and your supplemental response to prior comment 21. We reissue prior comments
20 and 21 in their entirety. Please revise your Prospectus Summary to describe briefly what factors you considered in determining your offering price. See Item 505 of Regulation S-B. Similarly, revise your Determination of Offering Price discussion to clarify what factors you considered in the "internal assessment" you mention on page 11 and clarify to what "market" you are referring on page 11.

Management`s Discussion and Analysis or Plan of Operations, page
26

6. We note your revisions in response to prior comment 37. Please consider providing greater concrete detail regarding the extent to which your reported financial information is indicative of future results, as well as your discussion and analysis of known trends, demands, commitments, events and uncertainties. In this regard consider the guidance in Section III.B.3 of Securities Act Release No. 33-8350 (December 19, 2003), which is available on our web site at <http://www.sec.gov/rules/interp/33-8350.htm>.

Exhibits, page 35

7. Please revise your Exhibits Index as appropriate to indicate that you are filing one legality opinion as an exhibit. As currently drafted, it is unclear upon which opinion investors may rely.

Interim Condensed Consolidated Financial Statements (Unaudited), page
F-12

8. We note your disclosure at page 57 that you issued stock for cash and as payment for consulting services in July 2004. Disclose these transactions in the notes to the financial statements. In addition, clarify in your disclosure the amount of any issuance costs associated with these transactions and how you accounted for such costs.


*   *   *   *   *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kenya Wright, Staff Accountant, at (202)
824-
5446, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 942-1876 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 942-1933, David Mittelman, Senior Staff Attorney, at (202) 942-1921 or me at (202) 942-1990 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director